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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                          Lionbridge Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   536252 10 9
                -------------------------------------------------
                                 (CUSIP Number)

 George W. Lloyd, Esq., c/o Testa, Hurwitz & Thibeault, LLP, 125 High Street,
   Boston, MA 02110
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  May 22, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.


                                Page 1 of 8 Pages

                                  SCHEDULE 13D


CUSIP No.       536252 10 9                                    Page 2 of 8 Pages
---------------------------                                    -----------------



------- --------------------------------------------------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


        Roger O. Jeanty
------- ----------------------------------------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                                                 (a) / /
                                                                                                                            (b) / /
------- ----------------------------------------------------------------------------------------------------------------------------
  3     SEC USE ONLY

------- ----------------------------------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        OO
------- ----------------------------------------------------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                     / /

------- ----------------------------------------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
------- ----------------------------------------------------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                1,279,841
      NUMBER OF           ----- ----------------------------------------------------------------------------------------------------
        SHARES             8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                 384,420
         EACH             ----- ----------------------------------------------------------------------------------------------------
       REPORTING           9    SOLE DISPOSITIVE POWER
        PERSON
         WITH                   1,279,841
                          ----- ----------------------------------------------------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                384,420
------- ----------------------------------------------------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,664,261
------- ----------------------------------------------------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                                    / /


------- ----------------------------------------------------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.6%
------- ----------------------------------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
------- ----------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.       536252 10 9                                    Page 3 of 8 Pages
---------------------------                                    -----------------



ITEM 1.  SECURITY AND ISSUER.

       This statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Lionbridge Common Stock"), of Lionbridge Technologies, Inc., a Delaware corporation ("Lionbridge"). The principal executive offices of Lionbridge are located at 950 Winter Street, Waltham, Massachusetts 02451.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) The names of the person filing this statement is Roger O. Jeanty (the "Filer").

         (b) The business address of the Filer is Lionbridge Technologies, Inc., 950 Winter Street, Waltham, Massachusetts 02451.


         (c) The Filer is President and a Director of Lionbridge.

         (d) During the past five years, the Filer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, the Filer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Filer was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f)      United States of America.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On May 22, 2000, pursuant to an Amended and Restated Agreement and Plan of Reorganization (the "Merger Agreement") dated March 30, 2000 by and among Lionbridge, LTI Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Lionbridge (the "Merger Sub") and INT'L.com, Inc., a Delaware corporation ("INT'L.com"), the Merger Sub merged with and into INT'L.com (the "Merger"), after which the separate corporate existence of Merger Sub ceased and INT'L.com continued as the surviving corporation and a wholly-owned subsidiary of Lionbridge. Pursuant to the terms of the Merger Agreement, upon the effective time of the Merger, (i) each outstanding share of INT'L.com Series A common stock, INT'L.com Series B common stock, INT'L.com Series A preferred stock and INT'L.com Series B preferred stock was converted into the right to receive
0.7567 of a share (the "INT'L.com Conversion Ratio") of Lionbridge Common Stock;
(ii) each outstanding share of INT'L.com Series C preferred stock was converted into the right to receive 5.4590 shares of Lionbridge Common Stock; (iii) each outstanding share of INT'L.com Series D preferred stock was converted into the right to receive 0.5472 of a share of Lionbridge Common Stock; (iv) the $2,000,000 of convertible debt of INT'L.com and all accrued interest thereon was paid in full and cancelled in exchange for 109,158 shares of Lionbridge Common Stock; and (v) the $5,000,000 of subordinated debt of INT'L.com and all accrued interest thereon was paid in full and cancelled in exchange for 258,360 shares of Lionbridge Common Stock. Each holder of capital stock, convertible debt and/or subordinated debt of INT'L.com who is otherwise entitled to a fraction of a share of Lionbridge Common Stock will receive cash in lieu thereof, equal to such fraction multiplied by $19.7266. As a result of the Merger, upon the closing of the transaction on May 22, 2000, Lionbridge issued an aggregate of 8,302,960 shares of Lionbridge Common Stock and $712.88 in cash in lieu of fractional shares of Lionbridge Common Stock in exchange for all of the outstanding shares of INT'L.com capital stock and in payment in full of the $2,000,000 of convertible debt and $5,000,000 of subordinated debt of INT'L.com.

                                  SCHEDULE 13D

CUSIP No.       536252 10 9                                    Page 4 of 8 Pages
---------------------------                                    -----------------


         Also, pursuant to the terms of the Merger Agreement, upon the effective time of the Merger, Lionbridge assumed INT'L.com's obligations under the IC Global Services, Inc. 1998 Stock Plan (Amended and Restated April 6, 1999) and the International Language Engineering Corporation Amended and Restated 1997 Stock Option Plan, and all stock options of INT'L.com granted pursuant to such plans, whether vested or unvested, outstanding as of the effective time of the Merger. The number of shares of Lionbridge Common Stock to be issued upon exercise of any such stock option is determined by multiplying the number of shares of INT'L.com common stock underlying such option by the INT'L.com Conversion Ratio (rounded down to the nearest whole share). The exercise price to be paid upon any such exercise is determined by dividing the exercise price per share of INT'L.com common stock for such option by the INT'L.com Conversion Ratio (rounded up to the nearest whole cent). Assuming the exercise of all such options outstanding as of the effective time of the Merger, Lionbridge will issue an additional 641,010 shares of Lionbridge Common Stock to the holders of INT'L.com stock options.

         The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this
Schedule 13D and incorporated herein in its entirety by reference. The Filer is not a party to the Merger Agreement.

         This statement on Schedule 13D relates to shares of Lionbridge Common Stock received by Filer in exchange for his 1,500,000 shares of INT'L.com Series A common stock, 13,441 shares of INT'L.com Series B preferred stock and 3,335 shares of INT'L.com Series C preferred stock, and his options for shares of Lionbridge Common Stock received by Filer in exchange for his options for 180,000 shares of INT'L.com Series A common stock, pursuant to the Merger Agreement and in connection with the Merger.

Item 4.    Purpose of Transaction

         (a)-(b) As described in Item 3 above, this statement relates to shares of Lionbridge Common Stock received by Filer in exchange for shares of capital stock of INT'L.com and options for shares of capital stock of INT'L.com held by Filer, pursuant to the Merger Agreement and in connection with the Merger of the Merger Sub with and into INT'L.com in a merger pursuant to the relevant provisions of the Delaware General Corporation Law. At the effective time of the Merger, the separate existence of the Merger Sub ceased to exist and INT'L.com continued as the surviving corporation and wholly-owned subsidiary of Lionbridge.

         The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this
Schedule 13D and incorporated herein in its entirety by reference. The Filer is not a party to the Merger Agreement.

         (c)      Not applicable.

         (d) In connection with the Merger, the Filer was elected President and a Director of Lionbridge effective at the effective time of the Merger.

         (e) Other than the 8,302,960 shares of Lionbridge Common Stock issued to the Filer and other former holders of INT'L.com capital stock and convertible and subordinated debt as a result of the Merger described in Item 3 above, not applicable.

         (f)      Not applicable.

         (g)      Not applicable.

         (h)      Not applicable.

                                  SCHEDULE 13D

CUSIP No.       536252 10 9                                    Page 5 of 8 Pages
---------------------------                                    -----------------



         (i)      Not applicable.

         (j) Other than as described above, the Filer currently knows of no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D.

         References to, and descriptions of the Merger Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated in this Item 4 in its entirety where such references and descriptions appear.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

         (a) The Filer may be deemed to beneficially own 1,664,261 shares of Lionbridge Common Stock (the "Shares"). Such Shares include 116,415 shares of Lionbridge Common Stock deemed to be beneficially owned by the Filer pursuant to options exercisable within 60 days and 384,420 shares of Lionbridge Common Stock held of record by the Filer's wife. The Filer disclaims beneficial ownership of such shares held by his wife.

         (b)      Number of Shares as to which the Filer has:

                  (i) Sole power to vote or direct the vote: See Item 7 on the cover page of this Schedule 13D.

                  (ii) Shared power to vote or direct the vote: See Item 8 on the cover page of this Schedule 13D.

                  (iii)    Sole power to  dispose or to direct the  disposition:
                           See Item 9 on the cover page of this Schedule 13D.

                  (iv)     Shared power to dispose or to direct the disposition:
                           See Item 10 on the cover page of this Schedule 13D.

         (c) The Filer represents that he has not affected any transaction in Lionbridge Common Stock during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

                                  SCHEDULE 13D

CUSIP No.       536252 10 9                                    Page 6 of 8 Pages
---------------------------                                    -----------------



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           The Filer is a party to an IC Global Services, Inc. 1998 Stock Plan Stock Option Agreement for 130,000 shares ("Option Agreement 1") and an IC Global Services, Inc. 1998 Stock Plan Stock Option Agreement for 50,000 shares ("Option Agreement 2"), both of which were assumed by Lionbridge pursuant to the Merger Agreement and in connection with the Merger as described in Item 3 above. Pursuant to the assumption of Option Agreement 1, the Filer has options to purchase 98,371 shares of Lionbridge Common Stock, 78,580 of which option shares are immediately exercisable and 19,791 of which option shares will become exercisable as of December 31, 2000, but all of which option shares are subject to a repurchase right which will lapse as of April 6, 2006. Pursuant to the assumption of Option Agreement 2, the Filer has options to purchase 37,835 shares of Lionbridge Common Stock, all of which option shares are immediately exercisable, but 29,637 of which option shares are subject to a repurchase right which lapses at a rate of 631 option shares per month beginning June 6, 2000.

       The Filer is a party to a Third Restated Registration Rights Agreement dated May 22, 2000 among Lionbridge, the Lionbridge shareholders party to the Second Restated Registration Rights Agreement, the former affiliate shareholders of INT'L.com and the former shareholder of Harvard Translations, Inc. (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Filer may require that Lionbridge register shares beneficially owned by the Filer if Lionbridge proposes to register any of its shares with the Securities and Exchange Commission. In addition, the holders of at least 40% of the then outstanding shares subject to the Registration Rights Agreement are entitled to request that Lionbridge file a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), covering the sale of some or all of the shares held by the requesting holder or holders, and Lionbridge is generally required to use its best efforts to effect a registration. Lionbridge is not required to effect more than two demand registrations and each demand registration must cover the sale of shares of common stock representing at least 20% of the shares subject to the Registration Rights Agreement or any lesser percentage, so long as the anticipated offering price for these shares exceeds $5,000,000. Once Lionbridge has qualified to use Form S-3 to register securities under the Securities Act, the Filer has the right to request that Lionbridge file a registration statement on Form S-3 or any successor form for a public offering of all or any portion of the Filer's shares, provided that the reasonably anticipated aggregate price to the public of such offering would be at least $1,000,000, and Lionbridge is generally required to use its best efforts to effect a registration. In general, all expenses of such registrations, other than underwriting discounts and selling commissions, will be borne by Lionbridge.

       The Filer is a party to an Escrow Agreement dated as of May 22, 2000 by and among Lionbridge, INT'L.com, American Stock Transfer & Trust Company (as Escrow Agent) and Steven Fingerhood (as Indemnification Representative) (the "Escrow Agreement"). Pursuant to the Escrow Agreement, 10% of the shares (the "Escrow Shares") issuable in connection with the Merger and pursuant to the Merger Agreement, will be held in escrow as the source of indemnification payments which may become due to Lionbridge under the Merger Agreement until such shares are released in accordance with the Escrow Agreement after the earlier of (i) the publication of Lionbridge's audited financial results for the year ended December 31, 2000 or (ii) expiration of the survival period for certain representations and warranties of INT'L.com set forth in the Merger Agreement. The Escrow Shares were withheld on a pro rata basis among the former holders of INT'L.com capital stock, subordinated debt and convertible debt based on the number of Lionbridge shares issued at the closing of the Merger to such former holders.

       The Filer is a party to a certain letter agreement dated January 19, 2000 between the Filer and Lionbridge (the "Affiliate Agreement"). Pursuant to the Affiliate Agreement, the Filer has agreed that, without the prior written consent of Lionbridge, he will not sell, exchange, transfer, pledge, dispose or otherwise reduce his risk relative to any shares of Lionbridge Common Stock owned by him until after such time as Lionbridge publicly announces financial results covering at least thirty days of combined operations of Lionbridge and INT'L.com. Lionbridge, at its discretion, may apply legends to the Lionbridge Common Stock owned by the Filer and may cause stop transfer orders to be placed with its transfer agent with respect to the certificates representing the Filer's shares of Lionbridge Common Stock.

                                  SCHEDULE 13D

CUSIP No.       536252 10 9                                    Page 7 of 8 Pages
---------------------------                                    -----------------



         References to, and descriptions of the Merger Agreement, Option Agreement 1, Option Agreement 2, the Registration Rights Agreement, the Escrow Agreement and the Affiliate Agreement as set forth above in this Item 6 are qualified in their entirety by reference to the copies of the Agreement, Option Agreement 1, Option Agreement 2, the Registration Rights Agreement, the Escrow Agreement and the Affiliate Agreement included as Exhibits 1, 2, 3, 4, 5 and 6, respectively, to this Schedule 13D and incorporated in this Item 6 in their entirety where such references and descriptions appear.

Item 7.    Material to Be Filed as Exhibits


Exhibit No.                                                        Description
    1                                   Amended and Restated Agreement and Plan of Reorganization dated
                                        March 30, 2000 by and among Lionbridge, LTI Acquisition Corp., and INT'L.com.

    2                                   IC Global Stock Services, Inc. 1998 Stock Plan Stock Option
                                        Agreement for 130,000 shares.

    3                                   IC Global Stock Services, Inc. 1998 Stock Plan Stock Option
                                        Agreement for 50,000 shares.

    4                                   Third Restated Registration Rights Agreement dated May 22, 2000 by and among Lionbridge, the Lionbridge shareholders party to the
                                        Second Restated Registration Rights Agreement,the former affiliate shareholders of INT'L.com and the former shareholder of Harvard
                                        Translations, Inc.

    5                                   Escrow Agreement dated as of May 22, 2000 by and among Lionbridge,
                                        INT'L.com, American Stock Transfer & Trust Company (as Escrow Agent)
                                        and Steven Fingerhood (as Indemnification Representative).

    6                                   Letter Agreement dated as of January 19, 2000 by and between
                                        Lionbridge and the Filer.



                                  SCHEDULE 13D

CUSIP No.       536252 10 9                                    Page 8 of 8 Pages
---------------------------                                    -----------------



                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                          June 1, 2000
                                                   ----------------------------
                                                              Date

                                                       /s/ Roger O. Jeanty
                                                   ----------------------------
                                                            Signature

                                                         Roger O. Jeanty
                                                   ----------------------------
                                                             Name/Title